Exhibit 1

FUSION FUEL GREEN PLC

SHARE OPTION GRANT NOTICE

(FUSION FUEL GREEN PLC 2021 EQUITY INCENTIVE PLAN, AS AMENDED BY AMENDMENT NO. 1 THERETO)

Fusion Fuel Green PLC (the “Company”), pursuant to the Fusion Fuel Green PLC 2021 Equity Incentive Plan, as amended by Amendment No. 1 thereto (the “Plan”), hereby grants to Participant a Non-qualified Share Option to purchase the number of the Company’s Ordinary Shares set forth below (the “Option”). This Option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Participant:	Frederico Figueira de Chaves

Date of Grant:	October 12, 2025

Vesting Commencement Date:	October 12, 2025

Type of Grant	Non-qualified Share Option

Number of Ordinary Shares Subject to Option:	400,000

Exercise Price (Per Share):	$4.53

Total Exercise Price:	$1,821,000

Expiration Date:	October 9, 2032

Exercise Schedule:	☒	Same as Vesting Schedule	☐	Early Exercise Permitted

Vesting Schedule:

One third of each Option will vest on each of December 31, 2025, December 31, 2026, and December 31, 2027.

Participant’s Options shall vest in accordance with the above schedule, provided that (i) if the termination of Participant’s Continuous Service is by the Company for Cause (as defined below), any portion of the Option that has not vested shall immediately terminate, be forfeited and cease to be exercisable; (ii) if (a) Participant’s Continuous Service is terminated for Good Reason (as defined below), by the Company without Cause, or by reason of Participant’s death or Disability, and (b) the Option is not vested as of the date of termination of Participant’s Continuous Service and (c) the Performance Target for the Option stated above (if any) is reached prior to the Option’s Expiration Date, the Option shall vest on the vesting schedule stated above as though Participant were still employed by the Company on such date that the Performance Target was reached ; and (iii) if (a) Participant’s Continuous Service is terminated by Participant without Good Reason, (b) the Option has not vested as of the Termination Date, and (c) the Performance Target for the Option stated above (if any) is reached prior to the Option’s Expiration Date, the Option shall vest on the vesting schedule stated above as though Participant were still employed by the Company on such date that the Performance Target was reached.

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“Cause” means the Participant’s (i) commission of, or plea of guilty or no contest to, a felony involving moral turpitude (ii) commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (iii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iv) gross negligence or willful misconduct with respect to the Company or an Affiliate; (v) material violation of state or federal securities laws; (vi) material violation of the Company’s written policies or codes of conduct that have been provided to Participant, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct, or (vii) theft, material dishonesty, or falsification of any documents or records related to the Company or any Affiliate. Provided, however, in the case of clauses (ii) through (vii) of the foregoing definition there shall be no determination of Cause hereunder unless the Participant has been given (a) written notice from the CEO stating the specific event asserted to constitute Cause and, solely to the extent curable, a reasonable manner of curing such event within 60 days after the Company has knowledge of such event (such notice, a “Company Notice”) and (b), if curable, a period of 30 days following receipt of such notice to remedy or otherwise cure such event and fails to remedy or otherwise cure such event within such 30 day time period.

“Good Reason” means (1) the occurrence of one or more of the following without the Participant’s express written consent, which circumstances are not remedied by the Company within thirty (30) days of its receipt of a written notice from the Participant describing the applicable circumstances (which notice must be provided by the Participant within ninety (90) days of the Participant’s knowledge of the applicable circumstances): (i) any material, adverse change in the Participant’s duties, responsibilities, authority, title, status or reporting structure; (ii) a material reduction in the Participant’s base salary or bonus opportunity or hours of work; (iii) a geographical relocation of the Participant’s principal office location by more than fifty (50) miles; (iv) a breach of the Company’s or Parent’s obligations to Participant; (2) the Participant’s voluntary election to terminate employment upon at least one month’s prior written notice to the Company on or after such time as the Participant attains the age of sixty (60); or (3) the termination of Participant’s services by the Company due to a reduction in the work force of the Company or an affiliate, the elimination of Participant’s position, the shutdown of Participant’s site of service or employment, or a restructuring of the Company’s operations, facilities, or corporate structure resulting in the elimination or reduction of Participant’s unit or department.

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company

☒ Pursuant to a “broker-assisted exercise”, “same day sale”, or “sell to cover” transaction if the shares are publicly traded

☐ By delivery of already-owned shares if the shares are publicly traded

☒ If and only to the extent this option is a Non-qualified Share Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: Participant acknowledges receipt of, and understands and agrees to, this Share Option Grant Notice, the Option Agreement and the Plan. Participant acknowledges and agrees that this Share Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Participant further acknowledges that as of the Date of Grant, this Share Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Participant and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Participant, and (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law.

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By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

FUSION FUEL GREEN PLC		PARTICIPANT:

By:	John-Paul Backwell		/s/ Frederico Figueira de Chaves
	Signature		Signature

Name:	John-Paul Backwell	Name:	Frederico Figueira de Chaves

Title:	Chief Executive Officer	Date:	November 26, 2025

Date:	November 26, 2025

ATTACHMENTS: Option Agreement, Fusion Fuel Green PLC 2021 Equity Incentive Plan, as amended by Amendment No. 1 thereto, and Notice of Exercise

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ATTACHMENT I

FUSION FUEL GREEN PLC

FUSION FUEL GREEN PLC 2021 EQUITY INCENTIVE PLAN, AS AMENDED BY AMENDMENT NO. 1 THERETO

OPTION AGREEMENT

(INCENTIVE SHARE OPTION OR NON-QUALIFIED SHARE OPTION)

Pursuant to your Share Option Grant Notice (the “Grant Notice”) and this Option Agreement, Fusion Fuel Green PLC (the “Company”) has granted you an Option under the Fusion Fuel Green PLC 2021 Equity Incentive Plan, as amended by Amendment No. 1 thereto (the “Plan”), to purchase the number of the Company’s Ordinary Shares indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The Option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your Option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. VESTING. Your Option will vest as provided in your Grant Notice.

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of Ordinary Shares subject to your Option and the exercise price per share in your Grant Notice will be adjusted as set forth in Section 14 of the Plan in the event of changes in the Company’s capital structure as described therein.

3. EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the U.S. Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your Option until you have completed at least six months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six months. Consistent with the provisions of the U.S. Worker Economic Opportunity Act, you may exercise your Option as to any vested portion prior to such six-month anniversary in the case of (i) your death or disability, (ii) a Change of Control, or (iii) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4. METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Ordinary Shares are publicly traded, pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of Ordinary Shares, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

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(b) Provided that at the time of exercise the Ordinary Shares are publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned Ordinary Shares that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your Option, will include delivery to the Company of your attestation of ownership of such Ordinary Shares in a form approved by the Company. You may not exercise your Option by delivery to the Company of Ordinary Shares if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c) If this Option is a Non-qualified Share Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of Ordinary Shares issued upon exercise of your Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Ordinary Shares will no longer be outstanding under your Option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,”

(ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5. WHOLE SHARES. You may exercise your Option only for whole Ordinary Shares.

6. SECURITIES LAW COMPLIANCE. In no event may you exercise your Option unless the Ordinary Shares issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your Option also must comply with all other applicable laws and regulations governing your Option, and you may not exercise your Option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with U.S. Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7. TERM. You may not exercise your Option before the Date of Grant or after the expiration of the Option’s term. The term of your Option expires, subject to the provisions of Section 6 of the Plan, upon the earliest of the following:

(a) One (1) year after termination of your Continuous Service if such termination is by the Employer for Cause (as defined in the Grant Notice), or by you without Good Reason (as defined in the Grant Notice); and

(b) the day before the 7th anniversary of the Date of Grant.

If your Option is an Incentive Share Option, note that to obtain the federal income tax advantages associated with an Incentive Share Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your Option under certain circumstances for your benefit but cannot guarantee that your Option will necessarily be treated as an Incentive Share Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your Option more than three months after the date your employment with the Company or an Affiliate terminates.

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8. EXERCISE.

(a) You may exercise the vested portion of your Option (and the unvested portion of your Option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising your Option you agree that, as a condition to any exercise of your Option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your Option, (ii) the lapse of any substantial risk of forfeiture to which the Ordinary Shares are subject at the time of exercise, or (iii) the disposition of Ordinary Shares acquired upon such exercise.

(c) If your Option is an Incentive Share Option, by exercising your Option you agree that you will notify the Company in writing within 15 days after the date of any disposition of any of the Ordinary Shares issued upon exercise of your Option that occurs within two years after the Date of Grant or within one year after such Ordinary Shares are transferred upon exercise of your Option.

9. TRANSFERABILITY. Except as otherwise provided in this Section 9, your Option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your Option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the Option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your Option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this Option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this Option is an Incentive Share Option, this Option may be deemed to be a Non-qualified Share Option as a result of such transfer.

(c) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle Option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this Option and receive the Ordinary Shares or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this Option and receive, on behalf of your estate, the Ordinary Shares or other consideration resulting from such exercise.

10. OPTION NOT A SERVICE CONTRACT. Your Option is not an employment or service contract, and nothing in your Option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your Option will obligate the Company or an Affiliate, their respective shareholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

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11. WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your Option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your Option.

(b) If this Option is a Non-qualified Share Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested Ordinary Shares otherwise issuable to you upon the exercise of your Option a number of whole Ordinary Shares having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your Option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your Option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of Ordinary Shares acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your Option. Notwithstanding the filing of such election, Ordinary Shares shall be withheld solely from fully vested Ordinary Shares determined as of the date of exercise of your Option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your Option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your Option when desired even though your Option is vested, and the Company will have no obligation to issue a certificate for such Ordinary Shares or release such Ordinary Shares from any escrow provided for herein, if applicable, unless such obligations are satisfied.

12. TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your Option or your other compensation. In particular, you acknowledge that this Option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Ordinary Shares on the Date of Grant and there is no other impermissible deferral of compensation associated with the Option.

13. NOTICES. Any notices provided for in your Option, the Grant Notice, this Option Agreement or the Plan will be given in writing (including electronically) and will be deemed effectively given when personally delivered, when sent by fax or electronic mail (transmission confirmed), when actually delivered if sent express overnight courier service or five days after deposit in first class mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

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14. GOVERNING PLAN DOCUMENT. Your Option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of this Option Agreement and those of the Plan, the provisions of the Plan will control. In addition, your Option (and any compensation paid or shares issued under your Option) is subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act, if applicable, and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law.

15. SEVERABILITY. If all or any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

16. WAIVER. You acknowledge that a waiver by the Company of breach of any provision of the Option Agreement shall not operate or be construed as a waiver of any other provision of the Option Agreement, or of any subsequent breach of the Option Agreement.

17. ADDITIONAL ACKNOWLEDGMENTS. You hereby consent and acknowledge that:

(a) The rights and obligations of the Company under your Option will be transferable to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by the Company’s successors and assigns.

(b) You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Option.

(c) You acknowledge and agree that you have reviewed your Option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Option, and fully understand all provisions of your Option.

(d) This Option Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e) All obligations of the Company under the Plan and this Option Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

* * *

This Option Agreement will be deemed to be signed by you upon the signing by you of the Grant Notice to which it is attached.

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ATTACHMENT II

FUSION FUEL GREEN PLC 2021 EQUITY INCENTIVE PLAN

AND

AMENDMENT NO.1 TO FUSION FUEL GREEN PLC 2021 EQUITY INCENTIVE PLAN

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ATTACHMENT III

FUSION FUEL GREEN PLC

NOTICE OF EXERCISE

Fusion Fuel Green PLC [ADDRESS]

Dublin 1 Ireland

Date of Exercise: ________

This constitutes notice to FUSION FUEL GREEN PLC (the “Company”) under my share option that I elect to purchase the below number of Ordinary Shares of the Company (the “Shares”) for the price set forth below. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Type of option (check one):	Incentive ☐	Non-qualified ☐
Share option dated:	______________________	_______________________
Number of Shares as to which option is exercised:	______________________	_______________________
Certificates to be issued in name of:	______________________	_______________________
Total exercise price:	$_____________________	$______________________
Cash payment delivered herewith:	$_____________________	$______________________
Regulation T Program (cashless exercise1)	$_____________________	$______________________
Value of _______Shares delivered herewith[2]:	$_____________________	$______________________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Fusion Fuel Green PLC 2021 Equity Incentive Plan, as amended by Amendment No. 1 thereto, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive share option, to notify you in writing within 15 days after the date of any disposition of any of the Shares issued upon exercise of this option that occurs within two years after the date of grant of this option or within one year after such Shares are issued upon exercise of this option.

I hereby make the following certifications and representations with respect to the number of Shares listed above, which are being acquired by me for my own account upon exercise of the option as set forth above:

[1]	Shares must meet the public trading requirements set forth in the option agreement.
[2]	Shares must meet the public trading requirements set forth in the option. Shares must be valued in accordance with the terms of the option being exercised, and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

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I warrant and represent to the Company that I have no present intention of distributing or selling said Shares, except as permitted under the Securities Act and any applicable state securities laws.

I further acknowledge that restrictive conditions apply to affiliates of the Company under Rule 144.

I further acknowledge that all certificates representing any of the Shares subject to the provisions of the option may have endorsed thereon appropriate legends reflecting the foregoing limitations, as well as any legends reflecting restrictions pursuant to the Company’s Constitution and/or applicable securities laws.

Very truly yours,

(Signature)

Name (Please Print)

Address of Record:

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